UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13E-3
(Rule 13e-100)
(AMENDMENT NO. 5)
TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER
RULE 13e-3 TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE
SECURITIES EXCHANGE ACT OF 1934
VMS NATIONAL PROPERTIES JOINT VENTURE
(Name of the Issuer)
VMS NATIONAL PROPERTIES JOINT VENTURE
VMS NATIONAL RESIDENTIAL PORTFOLIO I
VMS NATIONAL RESIDENTIAL PORTFOLIO II
MAERIL, INC.
AIMCO/IPT, INC.
AIMCO PROPERTIES, LLC
AIMCO PROPERTIES, L.P.
AIMCO-GP, INC.
APARTMENT INVESTMENT AND MANAGEMENT COMPANY
(Name of Person(s) Filing Statement)
Units of Limited Venture Interest
(Title of Class of Securities)
None
(CUSIP Number of Class of Securities)
Martha L. Long
Senior Vice President
Apartment Investment and Management Company
55 Beattie Place
Greenville, South Carolina 29601
(864) 239-1000
(Name, Address, and Telephone Numbers of Person Authorized to Receive Notices and Communications on Behalf of the Person
(s) Filing Statement)
Copies to:
Gregory M. Chait
Alston & Bird LLP
1201 West Peachtree Street NW
Atlanta, GA 30309
(404) 881-7000
This statement is filed in connection with (check the appropriate box):
a. ☐ The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
b. ☑ The filing of a registration statement under the Securities Act of 1933.
c. ☐ A tender offer.
d. ☐ None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐
Check the following box if the filing is a final amendment reporting the results of the transaction: ☐
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee
$300,688,260	$32,173.64

*	For purposes of calculating the fee only. This amount assumes the sale of the assets of VMS National Properties Joint Venture for $300,688,260. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(A)(ii) and Rule 0-11(c) under the Securities Exchange Act of 1934, as amended, equals $107.00 per $1,000,000 of the asset sale price.
☑ Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid $32,173.64	Filing Party: Apartment Investment and Management Company
Aimco Properties, L.P.
Form or Registration No.: Form S-4 (333-136801)	Date Filed: January 31, 2007

TRANSACTION STATEMENT
     This Amendment No. 5 to the Transaction Statement on Schedule 13E-3 relates to the sale of property of VMS National Properties Joint Venture, an Illinois joint venture (the “Partnership”) which is described in the proxy statement-prospectus on Form S-4, previously filed with the Securities and Exchange Commission on August 22, 2006 and amended by Amendment No. 1 on November 2, 2006, Amendment No. 2 on December 6, 2006, Amendment No. 3 on January 16, 2007, and Amendment No. 4 on January 31, 2007 (as amended, the “Proxy Statement-Prospectus”), and constitutes the sale of substantially all of the assets of the Partnership. The item numbers and responses thereto below are provided in accordance with the requirements of Schedule 13E-3 and capitalized terms used but not otherwise defined herein shall have the meanings given to them in the Proxy Statement-Prospectus.
     This Amendment No. 5 to Schedule 13E-3 is being filed to report the final results of the right of limited partners of the Partnership to object to the transactions contemplated in the Proxy Statement-Prospectus. Neither of the Affiliated Contribution nor the Unaffiliated Sales would have been completed if limited partners owning more than 50% of the aggregate units of VMS National Residential Portfolio I and VMS National Residential Portfolio II, the sole participants of the Partnership, gave written notice of objection to such transaction on or prior to March 28, 2007.
ITEM 4. TERMS OF THE TRANSACTION.
     (a) Item 4 is hereby amended and supplemented as follows:
     As of March 29, 2007, VMS was authorized to complete both the Affiliated Contribution and the Unaffiliated Sales, as written notices of objection to the Transactions from limited partners owning more than 50% of the aggregate units of VMS National Residential Portfolio I and VMS National Residential Portfolio II were not received on or prior to March 28, 2007. The final number of objections received from limited partners by VMS is as follows: (i) 9.25 units, or approximately 1% of the total outstanding units, objected to the Affiliated Contribution, and (ii) 8.25 units, or less than 1% of the total outstanding units, objected to the Unaffiliated Sales.
ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.
     (c)(1) – (8) Item 6 is hereby amended and supplemented through incorporation by reference to the information included in Item 4 above.
ITEM 16. EXHIBITS.

(a)(1)*	Proxy Statement-Prospectus, filed on Form S-4 on January 31, 2007.

(b)	None.

(c)(1)*	Appraisal Report, dated as of April 11, 2006, by KTR Newmark, related to Casa de Monterey Apartments.

(c)(2)*	Appraisal Report, dated as of April 11, 2006, by KTR Newmark, related to Buena Vista Apartments.

(c)(3)*	Appraisal Report, dated as of April 20, 2006, by KTR Newmark, related to Crosswood Park Apartments.

(c)(4)*	Appraisal Report, dated as of April 11, 2006, by KTR Newmark, related to Mountain View Apartments.

(c)(5)*	Appraisal Report, dated as of April 14, 2006, by KTR Newmark, related to Pathfinder Village Apartments.

(c)(6)*	Appraisal Report, dated as of April 13, 2006, by KTR Newmark, related to Scotchollow Apartments

(c)(7)*	Appraisal Report, dated as of April 20, 2006, by KTR Newmark, related to Towers of Westchester Park Apartments.

(c)(8)*	Estimate of Value, provided by CB Richard Ellis, related to The Bluffs.

(c)(9)*	Estimate of Value, provided by CB Richard Ellis, related to Chappele Le Grande.

(c)(10)*	Estimate of Value, provided by CB Richard Ellis, related to Forest Ridge Apartments.

(c)(11)*	Estimate of Value, provided by CB Richard Ellis, related to North Park Apartments.

(c)(12)*	Estimate of Value, provided by CB Richard Ellis, related to Shadowood Apartments.

(c)(13)*	Estimate of Value, provided by CB Richard Ellis, related to Terrace Gardens.

(c)(14)*	Estimate of Value, provided by CB Richard Ellis, related to Vista Village Apartments.

(c)(15)*	Estimate of Value, provided by CB Richard Ellis, related to WaterGate Apartments.

(c)(16)*	Appraisal Report, dated as of November 28, 2006, by KTR Newmark, related to Casa de Monterey Apartments.

(c)(17)*	Appraisal Report, dated as of November 28, 2006, by KTR Newmark, related to Buena Vista Apartments.

(c)(18)*	Appraisal Report, dated as of November 28, 2006, by KTR Newmark, related to Crosswood Park Apartments.

(c)19)*	Appraisal Report, dated as of November 28, 2006, by KTR Newmark, related to Mountain View Apartments.

(c)(20)*	Appraisal Report, dated as of November 28, 2006, by KTR Newmark, related to Pathfinder Village Apartments.

(c)(21)*	Appraisal Report, dated as of November 28, 2006, by KTR Newmark, related to Scotchollow Apartments.

(c)(22)*	Appraisal Report, dated as of November 28, 2006, by KTR Newmark, related to Towers of Westchester Park Apartments.

(d)(1)*	Contribution Agreement dated August 21, 2006 by and between VMS National Properties Joint Venture and AIMCO Properties, LLC.

(d)(2)*	Amendment No. 1 to Contribution Agreement, dated January 16, 2007 by and between VMS National Properties Joint Venture and AIMCO Properties, LLC.

(f)	See Annex C to the Proxy Statement-Prospectus, filed on Form S-4 on January 31, 2007.

(g)	See the Proxy Statement-Prospectus, filed on Schedule 14C on January 31, 2007.

*	Previously filed.

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2007	VMS NATIONAL PROPERTIES JOINT VENTURE

	By:	VMS National Residential Portfolio I

		By:		MAERIL, Inc., its Managing General Partner

			By:	/s/ Martha Long

Name: Martha Long
Title: Senior Vice President

By:	VMS National Residential Portfolio II

	By:		MAERIL, Inc., its Managing General Partner

		By	/s/ Martha Long

Name: Martha Long
Title: Senior Vice President

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2007	VMS NATIONAL RESIDENTIAL PORTFOLIO I

	By:	MAERIL, Inc., its Managing General Partner

		By:	/s/ Martha Long

Name: Martha Long
Title: Senior Vice President

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2007	VMS NATIONAL RESIDENTIAL PORTFOLIO II

	By:	MAERIL, Inc., its Managing General Partner

		By:	/s/ Martha Long

Name: Martha Long
Title: Senior Vice President

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2007	MAERIL, INC.
	By:	/s/ Martha Long
		Name:	Martha Long
		Title:	Senior Vice President

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2007	AIMCO/IPT, INC.
	By:	/s/ Martha Long
		Name:	Martha Long
		Title:	Senior Vice President

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2007	AIMCO-GP, INC.

	By:	/s/ Martha Long

Name: Martha Long
Title: Senior Vice President

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2007	AIMCO PROPERTIES, LLC

By: AIMCO Properties, L.P., its sole Member

	By:	AIMCO-GP, Inc., its sole General Partner

	By:	/s/ Martha Long

Name: Martha Long
Title: Senior Vice President

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2007	AIMCO PROPERTIES, L.P.

By: AIMCO-GP, Inc., its sole General Partner

	By:	/s/ Martha Long

Name: Martha Long
Title: Senior Vice President

SIGNATURE
     After due inquiry and to the best of its knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated: April 5 , 2007	APARTMENT INVESTMENT AND MANAGEMENT COMPANY

	By:	/s/ Martha Long

Name: Martha Long
Title: Senior Vice President

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)*	Proxy Statement-Prospectus, filed on Form S-4 on January 31, 2007.

(b)	None.

(c)(1)*	Appraisal Report, dated as of April 11, 2006, by KTR Newmark, related to Casa de Monterey Apartments.

(c)(2)*	Appraisal Report, dated as of April 11, 2006, by KTR Newmark, related to Buena Vista Apartments.

(c)(3)*	Appraisal Report, dated as of April 20, 2006, by KTR Newmark, related to Crosswood Park Apartments.

(c)(4)*	Appraisal Report, dated as of April 11, 2006, by KTR Newmark, related to Mountain View Apartments.

(c)(5)*	Appraisal Report, dated as of April 14, 2006, by KTR Newmark, related to Pathfinder Village Apartments.

(c)(6)*	Appraisal Report, dated as of April 13, 2006, by KTR Newmark, related to Scotchollow Apartments

(c)(7)*	Appraisal Report, dated as of April 20, 2006, by KTR Newmark, related to Towers of Westchester Park Apartments.

(c)(8)*	Estimate of Value, provided by CB Richard Ellis, related to The Bluffs.

(c)(9)*	Estimate of Value, provided by CB Richard Ellis, related to Chappele Le Grande.

(c)(10)*	Estimate of Value, provided by CB Richard Ellis, related to Forest Ridge Apartments.

(c)(11)*	Estimate of Value, provided by CB Richard Ellis, related to North Park Apartments.

(c)(12)*	Estimate of Value, provided by CB Richard Ellis, related to Shadowood Apartments.

(c)(13)*	Estimate of Value, provided by CB Richard Ellis, related to Terrace Gardens.

(c)(14)*	Estimate of Value, provided by CB Richard Ellis, related to Vista Village Apartments.

(c)(15)*	Estimate of Value, provided by CB Richard Ellis, related to WaterGate Apartments.

Exhibit No.	Description
(c)(16)*	Appraisal Report, dated as of November 28, 2006, by KTR Newmark, related to Casa de Monterey Apartments.

(c)(17)*	Appraisal Report, dated as of November 28, 2006, by KTR Newmark, related to Buena Vista Apartments.

(c)(18)*	Appraisal Report, dated as of November 28, 2006, by KTR Newmark, related to Crosswood Park Apartments.

(c)19)*	Appraisal Report, dated as of November 28, 2006, by KTR Newmark, related to Mountain View Apartments.

(c)(20)*	Appraisal Report, dated as of November 28, 2006, by KTR Newmark, related to Pathfinder Village Apartments.

(c)(21)*	Appraisal Report, dated as of November 28, 2006, by KTR Newmark, related to Scotchollow Apartments.

(c)(22)*	Appraisal Report, dated as of November 28, 2006, by KTR Newmark, related to Towers of Westchester Park Apartments.

(d)(1)*	Contribution Agreement dated August 21, 2006 by and between VMS National Properties Joint Venture and AIMCO Properties, LLC.

(d)(2)*	Amendment No. 1 to Contribution Agreement, dated January 16, 2007 by and between VMS National Properties Joint Venture and AIMCO Properties, LLC.

(f)	See Annex C to the Proxy Statement-Prospectus, filed on Form S-4 on January 31, 2007.

(g)	See the Proxy Statement-Prospectus, filed on Schedule 14C on January 31, 2007.

*	Previously filed.